EXHIBIT 99.1

POET Technologies Appoints Thomas R. Mika as Chief Financial Officer

SAN JOSE, Calif., Oct. 17, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced that Thomas R. Mika has been appointed Chief Financial Officer, effective November 2, 2016. Mika replaces Kevin Barnes, who will remain with the Company as Corporate Controller and Treasurer.

“I am very pleased to announce Tom’s appointment as CFO,” said Suresh Venkatesan, Chief Executive Officer of POET Technologies. “He is an accomplished executive with significant financial and operational expertise and will be an exceptional addition to our senior management team. I would also like to thank Kevin for serving as CFO for the past several years and look forward to maintaining our strong working relationship in his new role.”

Mika currently serves as the Chairman of the Board of Rennova Health, the successor company to CollabRx and its predecessor, Tegal Corporation, a semiconductor capital equipment company. Since 2005, he has been the President and CEO, and at times the Acting Chief Financial Officer of CollabRx and Tegal, retaining those positions following its merger with Rennova Health in November 2015. Previously, Mika co-founded IMTEC, a boutique investment and consulting firm, serving clients in the U.S., Europe and Japan over a period of 20 years, taking on the role of CEO in several ventures. Earlier in his career, Mika was a managing consultant with Cresap, McCormick & Paget and a policy analyst for the National Science Foundation. He holds a Bachelor of Science in Microbiology from the University of Illinois at Urbana-Champaign and a Master of Business Administration from the Harvard Graduate School of Business.

Mika commented, “I am very excited about the opportunity to join POET Technologies. POET is a visionary company that is poised to disrupt optical data communications with its integrated optical solution. With a powerful technology platform, first mover advantage and experienced management team, I believe the Company is well positioned for strong commercial success. I look forward to joining the team and furthering management’s goal of delivering long-term, sustainable shareholder value.”

About POET Technologies Inc.
POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions. POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding potential products and market opportunities. They include Mr. Mika’s belief that the Company is poised to disrupt optical data communications with its integrated optical solution and is well positioned for strong commercial success. They also include the Company's expectations with respect to the capability, functionality, performance and cost of the Company's technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding future growth, plans for and completion of projects by the Company's third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company's anticipated projects, delays or changes in plans with respect to the development of the Company's anticipated projects by the Company's third party relationships, risks affecting the Company's ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Shareholder Contact:
Shelton Group
Brett L. Perry
P: +1-214-272-0070
Leanne K. Sievers
P: +1-949-224-3874
E: sheltonir@sheltongroup.com